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                                                                    EXHIBIT 99.6

                                                                ONE-THIRD VESTED
                                   MEMORANDUM



TO:      Holders of Nashoba Networks Inc. Stock Options

FROM:    Cisco Systems, Inc.

DATE:    September 18, 1996

RE:      Assumption of Stock Options


                  As you know, Nashoba Networks Inc. ("Nashoba") was recently acquired by Cisco Systems, Inc. ("Cisco") through a merger effected on September 18, 1996 (the "Merger"). As a result, Nashoba has become a wholly-owned Cisco subsidiary.

                  In connection with this transaction, Cisco has assumed all of your outstanding Nashoba stock options so that those options now cover shares of Cisco common stock. Several additional changes to your options were also made as part of the assumption process. These changes are set forth in the Stock Option Assumption Agreement attached hereto and may be summarized as follows:

                  1. The number of shares of Cisco common stock subject to your option reflects the ratio at which shares of Nashoba common stock were exchanged for shares of Cisco common stock in the Merger. That ratio was 0.2174317 of a share of Cisco common stock for each share of Nashoba common stock (the "Exchange Ratio"). Accordingly, the number of Cisco shares now subject to your option is equal to the number of shares of Nashoba common stock which were subject to your option immediately before the Merger, multiplied by the Exchange Ratio and rounded down to the next whole share.

                  2. The aggregate exercise price payable for the shares of Cisco common stock now subject to your option is the same as the price that was in effect for the shares of Nashoba common stock purchasable under your option immediately prior to the Merger. However, the exercise price per share has been adjusted to reflect the Exchange Ratio. Accordingly, the exercise price per share in effect under your option immediately before the Merger has been divided by 0.2174317 to establish the price per share payable for the Cisco common stock.
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                  3. By reason of the Merger, your assumed Nashoba Option has, in accordance with the provisions of the Option Agreement, accelerated and become immediately exercisable for one-third (1/3) of the option shares as vested shares of Cisco stock. The balance of the option shares shall remain exercisable in accordance with the same installment exercise schedule in effect under the applicable Option Agreement(s) immediately prior to the Merger, with the number of shares of Cisco stock subject to each such installment adjusted to reflect the Exchange Ratio. In addition, you will now earn vesting credit not only for the period you continue in employment or service with Nashoba after the Merger but also for any period of service you may complete as an employee of Cisco or any other Cisco subsidiary should you subsequently transfer within the Cisco organization.

                  Attached are two (2) copies of the Stock Option Assumption Agreement pursuant to which Cisco has assumed your Nashoba options with the adjustments discussed above. Please review the agreement carefully so that you understand your rights to acquire Cisco shares. You should contact Christine Calice at Cisco at (408) 526-4000 if you have any questions. After you have reviewed the agreement, please sign one copy and return it to Ms. Calice in the pre-addressed envelope enclosed.

                  The other copy of the Stock Option Assumption Agreement should be attached to your existing option documentation so that you will have a complete record of all the terms and provisions applicable to your option as now assumed by Cisco.


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